Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

May 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street, NE
Washington, D.C. 20549 Attn: Sonia Bednarowski

Re:	DILA Capital Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed April 29, 2021

File No. 333-254425

Dear Ms. Bednarowski:

On behalf of DILA Capital Acquisition Corp (the “Company”), we are hereby responding to the letter, dated May 12, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on April 29, 2021 (the “Registration Statement”). To update certain information in the Registration Statement, the Company is today filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission. For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Note 2. Summary of Significant Accounting Policies

Warrant Instruments, page F-10

1.	We note your disclosure that you will account for the 5,000,000 warrants (or

5,750,000 warrants if the underwriter’s overallotment option is exercised in full) issued as part of the Proposed Public Offering as liabilities due to the fact that the warrants do not meet the criteria for equity treatment based on the guidance in ASC 815 “Derivatives and

Hedging”. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the warrants.

Response: The Company advises the Staff that, in response to the Staff’s comment, the Company’s management has discussed its proposed accounting treatment for its warrants with its accountants and auditors and, after further analysis and consideration of the statement on the accounting of warrants issued by special purpose acquisition companies issued by John Coates, Acting Director, Division of Corporation Finance, and Paul Munter, Acting Chief Accountant, has made certain revisions to the terms of the warrant agreement to be issued in connection with the Company’s initial public offering (as reflected in the updated disclosures in Amendment No. 3 and the updated form of Warrant Agreement filed as an exhibit to Amendment No. 3). As a result, the Company has determined that it will account for the warrants to be issued as part of the public offering (the “Public Warrants”), as well as the private warrants to be issued as part of the private units being sold in connection with the public offering (the “Private Warrants”), as equity in the Company’s financial statements.

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In determining the classification of the Public Warrants and the Private Warrants, management has considered the accounting guidance contained within Accounting Standards Codification No. 815 – Derivatives and Hedging (“ASC 815”), as well as Accounting Standards Codification No. 815 – Derivatives and Hedging (“ASC 815”). The Company has undertaken its analysis of the warrants in steps to determine whether the Public Warrants and Private Warrants are freestanding or embedded, liabilities in accordance with ASC 480, indexed to the Company’s stock, meet the definition of a derivative (if not considered indexed to the Company’s stock) or meet the qualifications of equity classification (if indexed to the Company’s stock), as summarized below.

Step 1 – Are the Public Warrants and Private Warrants Freestanding or Embedded?

Accounting Guidance

ASC 815-10 Overall

Viewing a Contract as Freestanding or Embedded

15-5 The notion of an embedded derivative, as discussed in paragraph 815-15-25-1, does not contemplate features that may be sold or traded separately from the contract in which those rights and obligations are embedded. Assuming they meet this Subtopic's definition of a derivative instrument, such features shall be considered attached freestanding derivative instruments rather than embedded derivatives by both the writer and the current holder.

Definition from ASC Master Glossary Freestanding Financial Instrument: A financial instrument that meets either of the following conditions: a. It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions. b. It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

Accounting Analysis

Public Warrants

The Company has evaluated the accounting treatment of Public Warrants based on the guidance above contained within ASC 815 to determine if the Public Warrants are freestanding or embedded instruments. The Public Warrants will be issued collectively with the units issued in the Proposed Public Offering (the “Units”). Each Unit will consist of one share of Class A common stock and one warrant, with each warrant entitling the holder to purchase one share of Class A common stock at a price of $11.50 per share. The Public Warrants will be publicly traded under a separate ticker from the Company’s common stock and, therefore, are considered legally detachable and separable. As such, the Company has considered these warrants to be freestanding instruments.

Private Warrants

The Company has evaluated the accounting treatment of Private Warrants based on the guidance above contained within ASC 815 to determine if the Private Warrants are freestanding or embedded instruments. The Private Warrants will be issued collectively with the units issued in the Proposed Public Offering (the “Private Units”) and will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share. The Private Warrants are not registered and are not currently trading. They are non-transferable, except under limited exceptions, until the consummation of a business combination, following which the Private Warrants will be registered with the SEC. Once registered, the Private Warrants will be able to be sold or transferred. As such, the Company has considered these warrants to be freestanding instruments.

May 24, 2021 Page 3

Step 2 – Are the Public and Private Warrants within the scope of ASC 480 to be classified as a liability?

ASC 480 addresses certain financial instruments with characteristics of both liabilities and equity and establishes criteria for classifying and measuring, as liabilities, certain financial instruments that embody obligations of the issuer. Financial instruments within the scope of ASC 480 are required to be classified as liabilities.

Accounting Guidance

480-10-20 Mandatorily Redeemable Financial Instrument. Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.

ASC 480-10-25 Recognition - General

The following three subsections of ASC 480 indicate three criteria that will qualify a financial instrument as a liability.

Mandatorily Redeemable Financial Instruments

25-4 A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets

25-8 An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

Certain Obligations to Issue a Variable Number of Shares

25-14 A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor's S&P 500 Index and settleable with a variable number of the issuer’s equity shares)

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

May 24, 2021 Page 4

Accounting Analysis

1.	Mandatorily redeemable- Each Public Warrant and Private Warrant entitles the holder to purchase one share of common stock at $11.50. No holder of a warrant is required to make this subsequent investment or acquire additional common shares. The warrants will expire no later than five years after consummation of the business combination if they remain unredeemed or unexercised. Further, Section 6.1 of the warrant agreement provides the Company with the option (but not the obligation) to redeem the warrants if the common stock exceeds $18 per share. The Public and Private Warrants are determined to not be mandatorily redeemable.

2.	Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets- The Public Warrants and Private Warrants are optionally redeemable at a fixed price in which the holder may purchase additional shares of common stock. They do not require a purchase of issuer equity, nor do they require the transfer of any assets to settle the obligation. This criterion is not applicable.

3.	Certain Obligations to Issue a Variable Number of Shares- The Public Warrants and Private Warrants have a fixed number of warrants that can be exchanged (only warrants issued may be exchanged) and are not based on a fixed monetary amount. The strike price will result in a variable number of shares to be issued; however, those shares are indexed to the Company’s common stock price which is the exception contained within ASC 815-40-25-14(b). There is no requirement for any shares to be purchased by the holder and none of the warrants are indexed to anything other than the Company’s common stock price. This criterion is not met.

As none of the three criteria above are met, the Public Warrants and Private Warrants are not considered to be liabilities in accordance with ASC 480.

Step 3 – Are the Public and Private Warrants indexed to the Company’s common stock?

Accounting Guidance

Is the arrangement indexed to the Company’s own stock (ASC 815-40)?

15-2 The guidance in this Subtopic applies to freestanding contracts that are indexed to, and potentially settled in, an entity's own stock. Paragraph 815-40-55-1 provides related implementation guidance.

15-3 The guidance in this Subtopic does not apply to any of the following:

a.	Either the derivative instrument component or the financial instrument if the derivative instrument component is embedded in and not detachable from the financial instrument

b.	Contracts that are issued to compensate employees

c.	Contracts that are issued to acquire goods or services from nonemployees when performance has not yet occurred

d.	A written put option and a purchased call option embedded in the shares of a noncontrolling interest of a consolidated subsidiary if the arrangement is accounted for as a financing under the guidance beginning in paragraph 480-10-55-53

May 24, 2021 Page 5

e.	Financial instruments that are within the scope of Topic 480 (see paragraph 815-40-15-12).

Accounting Analysis

The outstanding Public Warrants and Private Warrants are freestanding financial instruments that will be issued in connection with the Proposed Public Offering, which would allow for the potential future purchase of shares. They have been determined to be freestanding instruments and were evaluated for inclusion in Topic 480 above and were not within the scope of that standard.

Accounting Guidance

15-5 The guidance in this paragraph through paragraph 815-40-15-8 applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative instrument (see the guidance beginning in paragraph 815-10-15-83). That guidance applies for the purpose of determining whether that instrument or embedded feature qualifies for the first part of the scope exception in paragraph 815-10-15- 74(a). That guidance does not address the second part of the scope exception in paragraph 815-10-15- 74(a). The guidance also applies to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all the characteristics of a derivative instrument for purposes of determining whether the instrument is within the scope of this Subtopic.

Evaluation of Contingent Exercise Provisions (Step 1)

15-7A An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on either of the following:

a.	An observable market, other than the market for the issuer's stock (if applicable)

b.	An observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).

Accounting Analysis

The Public Warrants and Private Warrants are evaluated based on the quoted price of the Company’s common stock on Nasdaq and are able to be redeemed by the holder at a strike price of $11.50. As such, the results of Step 1 (this paragraph) do not preclude an instrument from being considered indexed to the entity's own stock, the analysis shall proceed to Step 2.

Accounting Guidance

Evaluation of Settlement Provisions (Step 2)

15-7 An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity's equity shares

May 24, 2021 Page 6

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

15-7D An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

815-40-15-7E

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a. Strike price of the instrument

b. Term of the instrument

c. Expected dividends or other dilutive activities

d. Stock borrow cost

e. Interest rates

f. Stock price volatility

g. The entity’s credit spread

h. The ability to maintain a standard hedge position in the underlying shares.

Determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) shall be commercially reasonable.

Accounting Analysis

The Public Warrants and Private Warrants do not strictly meet the fixed for fixed criteria as the total number of shares issuable is contingent upon the value of the Company’s common stock price at the time of exercise. In accordance with ASC 815-40-15-7D, if the only variables that could affect the settlement amount would be inputs to a fair value of a fixed for fixed arrangement on equity shares, the instrument shall be considered indexed to the Company’s common stock. The only variability to the settlement of the Public Warrants is the fair value of the Company’s common stock and the strike price which would be included in a fixed for fixed equity contract based on ASC 815-40-15-7E. Management has also considered the existence of the $18 stock price cap in determining whether that constitutes a variable that would be outside the fair value inputs of a fixed for fixed contract. In accordance with ASC 815-40-55-40, the price cap does not preclude indexed to common stock treatment. As such, the Public Warrants are considered indexed to the Company’s common stock.

May 24, 2021 Page 7

Step 3 – Do the Public Warrants meet all of the conditions for equity classification?

Accounting Guidance

25-1 The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that:

a.       Contracts that require net cash settlement are assets or liabilities.

b.       Contracts that require settlement in shares are equity instruments.”

Additional Conditions Necessary for Equity Classification

25-7 Contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (as discussed in the following two paragraphs and paragraphs 815-40-55-2 through 55-6).

25-8 Generally, if an event that is not within the entity's control could require net cash settlement, then the contract shall be classified as an asset or a liability. However, if the net cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification is not precluded.

25-9 This Subtopic does not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the entity, then that potential outcome need not be considered when applying the guidance in this Subtopic.

25-10 Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55- 6), all of the following conditions must be met for a contract to be classified as equity:

a.       Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

The settlement of the Public Warrants in unregistered shares is permitted. Section 3.3.2 of the warrant agreement discusses the registration of common shares as needed to fulfill the exercise of the warrants. Under no circumstances would the entity be required to net cash settle.

b.       Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding as described in Section 7.3 of the warrant agreement.

c.       Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

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The warrant agreement contains an explicit limit on the number of shares to be delivered in a share settlement.

d.       No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

Section 3.3.2 of the warrant agreement explicitly states that under no circumstance should cash payment be required.

e.       No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

There is no clause that would require cash payment of any kind (refer to Section 3.3.2 of the warrant agreement).

f.       No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Section 7 of the warrant agreement indicates that the warrant holders do not have any of the rights of a shareholder and therefore, do not have rights that rank higher than that of a shareholder.

g.       No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

No collateral is required to settle the outstanding warrants.

Accounting Analysis

The Public Warrants and Private Warrants are redeemable at the option of the holder for additional purchase of shares. There is no cash consideration or net settlement applicable to the Public Warrants and Private Warrants. The Company has sufficient shares authorized and unissued to settle any potential warrant redemptions.

The holders of the warrants do not have any rights that rank higher than that of the shareholders and no further collateral is required.

Conclusion

Based on the analysis performed above, management has concluded that the Public Warrants and Private Warrants are indexed to the Company’s common stock and meet each of the specific criteria to be classified as equity instruments.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon